[redacted]

04014395

CM
14

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AM 1-3-2005

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5
Thereunder

SEC FILE NO
8-7802

REPORT FOR THE PERIOD BEGINNING 11/1/03 (MM/DD/YY) AND ENDING 10/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FN: Jones & Babson, Inc.
NN: Tamarack Distributors, Inc.

Official Use Only
FIRM ID. NO.

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 3 0 2004
WASH, D.C.
213

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

100 South Fifth Street
(No. and Street)

Minneapolis	Minnesota	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah J. Kermeen — (612) 371-7995
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JAN 05 2005
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

Deloitte & Touche LLP

120 South Sixth Street	Minneapolis	MN	55402
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

8
5

TAMARACK DISTRIBUTORS, INC. (formerly Jones and Babson, Inc.) AND SUBSIDIARY

TABLE OF CONTENTS

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a(e)(3)*

AFFIRMATION

I, Deborah J. Kermeen, swear (or affirm) that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedule pertaining to Tamarack Distributors, Inc. (formerly Jones and Babson, Inc.) and Subsidiary for the year ended October 31, 2004, are true and correct. I further swear (or affirm) that, to the best of my knowledge and belief, neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

DJ Kermeen

Deborah J. Kermeen
Chief Financial Officer

Subscribed to before me this 28 day of December 2004.

Shirley Cameron

Notary Public

SHIRLEY CAMERON
NOTARY PUBLIC
MINNESOTA
My Commission Expires Jan. 31, 2007

Deloitte.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholder
Tamarack Distributors, Inc. and Subsidiary
Minneapolis, Minnesota

We have audited the accompanying consolidated statement of financial condition of Tamarack Distributors, Inc. (formerly Jones and Babson, Inc.) and Subsidiary (the "Company") as of October 31, 2004, and the related consolidated statements of operations, cash flows, and changes in shareholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tamarack Distributors, Inc. (formerly Jones and Babson, Inc.) and Subsidiary at October 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte + Touche LLP

December 23, 2004

TAMARACK DISTRIBUTORS, INC. (formerly Jones and Babson, Inc.) AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2004

ASSETS

Cash equivalents (Note 2)	$ 3,118,455
Other receivables	11,410
Investments—at market (Note 2)	3,807,652
Other assets	28,544
Receivable from parent and affiliates (Note 4)	1,025,133
Income taxes receivable (Notes 2 and 3)	552,711
Total assets	$ 8,543,905

LIABILITIES AND SHAREHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 112,277
Payable to affiliates (Note 4)	252,029
Deferred income taxes (Notes 2 and 3)	394,766
	759,072
SHAREHOLDER'S EQUITY:	
Common stock ($1 par value—500 shares authorized, issued and outstanding)	500
Additional paid-in capital	749,500
Retained earnings	7,034,833
	7,784,833
Total liabilities and shareholder's equity	$ 8,543,905

See notes to consolidated financial statements.

TAMARACK DISTRIBUTORS, INC. (formerly Jones and Babson, Inc.) AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED OCTOBER 31, 2004

REVENUES:	
Asset management fees (Notes 1 and 2)	$ 4,856,704
Distribution fees (Note 2)	5,339
Net gain on investments (Note 2)	269,634
Interest income (Note 4)	56,066
Other income (Note 4)	20,400
Total revenues	5,208,143
Interest expense (Note 4)	36,915
Net revenues	5,171,228
NON-INTEREST EXPENSES (Note 4):	
Subadvisory fees	2,805,852
Fund platform transaction fees	840,000
Other professional fees	526,150
Travel and promotional	20,641
Compensation and benefits	19,935
Occupancy and equipment	5,237
Communications	2,565
Other	124,633
	4,345,013
INCOME BEFORE INCOME TAX EXPENSE	826,215
INCOME TAX EXPENSE	769,907
NET INCOME	$ 56,308

See notes to consolidated financial statements.

TAMARACK DISTRIBUTORS, INC. (formerly Jones and Babson, Inc.) AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED OCTOBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 56,308
Adjustments to reconcile net income to cash provided by operating activities:	
Noncash items included in net income:	
Unrealized gain on investments	(213,032)
Noncash dividend income	(56,602)
Deferred income taxes	169,879
Changes in assets and liabilities:	
Asset management fees receivable	787,902
Other receivables	55,840
Other assets	(22,480)
Receivable from parent and affiliates	448,416
Payable to parent and affiliates	(233,243)
Income taxes receivable	13,977
Accounts payable and accrued expenses	(1,006,965)
Cash provided by operating activities	-
CASH PROVIDED BY INVESTING ACTIVITIES—	
Proceeds from sale of investments	1,857,964
INCREASE IN CASH EQUIVALENTS	1,857,964
CASH EQUIVALENTS—Beginning of year	1,260,491
CASH EQUIVALENTS—End of year	$ 3,118,455
SUPPLEMENTAL CASH FLOW INFORMATION—	
Income taxes paid	$ 523,457

See notes to consolidated financial statements.

TAMARACK DISTRIBUTORS, INC. (formerly Jones and Babson, Inc.) AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY YEAR ENDED OCTOBER 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Shareholder's Equity
BALANCE—October 31, 2003	$ 500	$ 749,500	$ 6,978,525	$ 7,728,525
Net income	-	-	56,308	56,308
BALANCE—October 31, 2004	$ 500	$ 749,500	$ 7,034,833	$ 7,784,833

See notes to consolidated financial statements.

TAMARACK DISTRIBUTORS, INC. (formerly Jones and Babson, Inc.) AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED OCTOBER 31, 2004

1. OWNERSHIP AND NATURE OF BUSINESS

Tamarack Distributors, Inc. (formerly Jones and Babson, Inc.) and Subsidiary (the "Company") is a wholly owned subsidiary of RBC Dain Rauscher Corp. (the "Parent"). The Parent is ultimately owned by Royal Bank of Canada ("RBC"). The Company's name was legally changed as of March 29, 2004. The consolidated financial statements include the accounts of Tamarack Distributors, Inc. and its wholly owned subsidiary, Investors Mark Advisors, LLC ("IMA"), a Delaware limited liability company. All intercompany balances and transactions have been eliminated.

The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company was a Registered Investment Adviser with the SEC under the Investment Advisers Act of 1940 until January 28, 2004, at which time the registration was terminated. The Company currently only provides distribution services and serves as the principal underwriter for certain Tamarack Funds (the "Funds"). Prior to April 16, 2004, the Company provided investment management functions for the Funds. After that date, Voyageur Asset Management, an affiliate, assumed these responsibilities. The Company primarily markets the Funds in the United States.

IMA serves as the investment advisor for the Investors Mark Series Fund, Inc. ("IMSF") and is a Registered Investment Adviser with the SEC under the Investment Advisers Act of 1940. IMSF is composed of a series of nine investment portfolios that serve as investment options for the variable annuity and variable life insurance products for insurance companies, including Liberty Insurance Company, an affiliated company. The Company is also the principal underwriter of the IMSF.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents—Cash equivalents consist of money market mutual funds for which the Company serves as principal underwriter and investment advisor. These money market mutual funds are carried at market value and are considered cash equivalents because of the Company's ability to redeem them at any time.

Investments—Investments represent either shares of mutual funds for which the Company serves as principal underwriter, or shares of externally held mutual funds. Investments are carried at market value based on the underlying net asset value of the related mutual funds. The changes in market value of such investments are included in income during the period in which the changes occur.

Revenue Recognition—Asset management fees were recognized as services were provided. The revenues were determined in accordance with contracts between the Company and the various mutual funds to which the Company provided investment management services. Asset management fees were calculated monthly based upon assets under management during the period.

Asset management fees are offset by $1,836,329 related to reimbursement of expenses due to expense limits of certain Funds in accordance with their respective prospectuses.

Net gain on investments on the consolidated statement of operations includes $56,602 in dividend and interest income reinvested.

The Company also generated $5,339 of revenue related to distribution services in the current year. Distribution revenue is recognized as earned.

Income Taxes—The Company is included in the consolidated income tax returns filed by RBC's U.S.-based holding company RBC Holdings (USA), Inc. The Company's provision for income taxes is recorded on the basis of filing a separate income tax return. Income taxes currently payable or receivable are paid to or received from the Parent. The Company determines deferred tax liabilities and assets and any provision for deferred income taxes based on the differences between the financial statement and tax bases of assets and liabilities at year-end, using the tax rate expected to exist when the temporary difference reverses.

Use of Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Risk and Uncertainties—Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risk in the near term would materially affect the amounts reported in the consolidated financial statements.

3. INCOME TAXES

The amount of actual income tax expense differs from the expense that would result from applying federal statutory tax rates to pretax income due principally to state income taxes and adjustments to current and deferred income taxes for amounts not expected to be received.

Income tax expense for the year ended October 31, 2004, consists of the following:

Current:	
Federal	$ 508,215
State	91,813
Deferred:	
Federal	168,558
State	1,321
	$ 769,907

4. RELATED PARTY

Expenses, including occupancy, compensation and benefits, and other administrative costs are paid by the Parent or affiliates, and are charged to the Company. Amounts charged to the Company in 2004 were $91,331, which are presented in non-interest expenses on the consolidated statement of operations. In addition, the Company receives certain allocations of interest and other income and expense from the Parent or affiliates. Interest expense charged in 2004 of $36,915 and interest and other income allocated in 2004 of $76,466 is included in the consolidated statement of operations. The Company has receivables from the Parent and affiliates of $1,025,133 and payables to affiliates of $252,029 as of October 31, 2004.

The results of operations of the Company are not necessarily indicative of the results that might occur if the Company was operating independently.

5. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. At October 31, 2004, the Company's net capital of $4,016,905 was $3,865,193 in excess of its required net capital of $151,712. The Company's ratio of aggregated indebtedness to net capital was 0.57 to 1 at October 31, 2004.

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(1) of that rule.

6. CONSOLIDATED SUBSIDIARY

The following is a summary of certain financial information of the Company's consolidated subsidiary, IMA, as of October 31, 2004:

Other receivables	$ 11,410
Other assets	51
Payable to parent and affiliates	(1,780,101)
Accounts payable and accrued expenses	(112,277)
Shareholder's deficit	(1,880,917)

The Company's net capital computation is done at the unconsolidated level and excludes the impact of IMA.

7. SUBSEQUENT EVENTS

The two insurance companies who are the shareholders of the IMSF and are using the IMSF within their variable annuity products have notified the officers and directors of the IMSF of their intent to file a request for substitution with the SEC. Assuming this substitution request is granted, the two insurance companies would redeem all their shares in the IMSF, which would result in the liquidation and closure of the IMSF as well as IMA. This is anticipated to occur on or about June 30, 2005.

* * * * * *

SUPPLEMENTAL SCHEDULE

TAMARACK DISTRIBUTORS, INC. (formerly Jones and Babson, Inc.) AND SUBSIDIARY

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Unconsolidated) OCTOBER 31, 2004

NET CAPITAL:	
Total shareholder's equity	$ 7,784,833
Less nonallowable assets:	
Intangible assets—net of accumulated amortization	24,209
Receivables from parent and affiliates	2,553,204
Prepaid expenses	4,285
Income taxes receivable	552,711
Total nonallowable assets	3,134,409
Net capital before haircuts	4,650,424
Haircuts on securities	633,519
Net capital	$ 4,016,905
AGGREGATED INDEBTEDNESS:	
IMA shareholder's deficit	$ 1,880,917
Deferred income taxes	394,766
Aggregated indebtedness	$ 2,275,683
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of $25,000 or 6-2/3% of aggregated indebtedness)	$ 151,712
Excess net capital	$ 3,865,193
Ratio of aggregated indebtedness to net capital	0.57
RECONCILIATION OF THE COMPANY'S COMPUTATION (Included in Part II of the Form X-17A-5 as of October 31, 2004):	
Net capital as reported by the Company's Part II (unaudited) FOCUS report filed in November 2004	$ 4,006,272
Audit adjustments decreasing haircuts on investments	405,399
Audit adjustments primarily increasing nonallowable assets (intercompany receivable and income taxes receivable)	(394,766)
Net capital as per above	$ 4,016,905
Aggregated indebtedness as reported by the Company's Part II (unaudited) FOCUS report filed in November 2004	$ 1,880,917
Audit adjustments increasing aggregated indebtedness (deferred income taxes)	394,766
Aggregated indebtedness as per above	$ 2,275,683

Deloitte.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

December 23, 2004

Tamarack Distributors, Inc.
60 South Sixth Street
Minneapolis, Minnesota

In planning and performing our audit of the consolidated financial statements of Tamarack Distributors, Inc. (formerly Jones and Babson, Inc.) and Subsidiary (the "Company") for the year ended October 31, 2004 (on which we issued our report dated December 23, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP